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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2004

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                Yes [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                Yes [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      NEUROCHEM INC.
April 14, 2004
                                         By:        /s/ David Skinner
                                            ------------------------------------
                                                      David Skinner
                                                 Director, Legal Affairs,
                                         General Counsel and Corporate Secretary



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[NEUROCHEM LOGO]                               NEUROCHEM INC.
                                               7220 Frederick-Banting, Suite 100
                                               Saint-Laurent, Quebec H4S 2A1



               NEUROCHEM ANNOUNCES ADDITIONAL POSITIVE RESULTS IN
               ON-GOING PHASE II EXTENSION STUDY FOR ALZHEMED(TM)


Neurochem reports interim positive results in Alzheimer's patients after 16 months of treatment with Alzhemed(TM) at 8th International Montreal/Springfield Symposium on Advances in Alzheimer Therapy

MONTREAL, APRIL 14, 2004 - Neurochem, Inc. (NASDAQ: NRMX, TSX: NRM) reported today additional positive interim data on cognitive function in 18 patients with mild(1)-to-moderate(2) Alzheimer's Disease (AD). The results relate to patients who have completed both the three-month randomized Phase II clinical trial and an additional 13 months of treatment in the open-label Phase II extension study (OLPES) with the investigational product candidate, Alzhemed(TM). The data is based on cognitive function as measured by the ADAS-cog(3) test.

Out of the 30 AD patients who had previously completed 12 months of treatment on Alzhemed(TM), Neurochem is reporting on the 23 mild-to-moderate AD patients who have received the product candidate for 16 months. The mild-to-moderate AD patients (n=18)(4) showed an average ADAS-cog score of +2.33 points, as opposed to +9.65 points on average in comparable historical controls(5) with AD patients. The mild AD patients (n= 11) responded the best and showed a change from baseline in their average ADAS-cog score of -0.09 points. This result compares favorably with a score of +7.62 points on average in comparable historical controls. Five patients discontinued the treatment but not for reasons of drug related adverse events. The Company will report on the seven other patients later once they complete 16-months of treatment with Alzhemed(TM).

Overall 82% of the mild AD patients had stabilized or improved cognitive function tests even after 16 months of treatment with Alzhemed(TM).

"Neurochem's product candidate, Alzhemed(TM) has the potential to modify the progression of AD by acting directly on its core pathology, something which is of critical importance in the treatment of this disease, and something we have not seen before," said Dr. Serge Gauthier, Professor of Neurology and Neurosurgery, Psychiatry, Medicine and Associate Member of Pharmacology and Therapeutics at McGill University, former President of the Consortium of Canadian Centres for



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Clinical Cognitive Research (C5R) and co-President of the Symposium with Drs
Ezio Giacobini and Jean-Pierre Michel from Geneva. "Alzhemed(TM) represents what we believe will become the new paradigm for AD treatment. Unlike current therapies, which treat just the symptoms of the disease, Alzhemed(TM) seems to address the underlying cause. If cleared by regulatory agencies, Alzhemed(TM) could provide an important treatment to benefit millions of Alzheimer patients," Dr. Gauthier concluded.

The complete data on all the patients who participated in the Phase II clinical trial and the OLPES for a period of up to 20 months will be presented by Dr. Paul S. Aisen at the 9th International Conference on Alzheimer's Disease and Related Disorders to be held in Philadelphia, Pennsylvania, USA, from July 17 to July 22, 2004. Dr. Aisen is the principal investigator of the Phase III clinical trial for Alzhemed(TM) in the United States, and is Professor of Neurology and Medicine at Georgetown University Medical Center.

ABOUT ALZHEMED(TM)

Alzhemed(TM) is an orally administered, small organic molecule that has been specifically designed to modify the course of AD through its anti-amyloid activity. As part of a "disease modifying" novel class of product candidates, Alzhemed(TM) is expected to act at two levels: in preventing and stopping the formation and the deposition of amyloid fibrils in the brain and in binding to soluble A(Beta) protein to reduce the amyloid-induced toxicity on neuronal and brain inflammatory cells associated with amyloid build-up in AD.

ABOUT THE PHASE III CLINICAL TRIALS FOR ALZHEMED(TM)

Phase III clinical trials to evaluate the safety and efficacy of Alzhemed(TM) in AD are expected to begin in the first half of 2004. In preparation for the initiation of the trials, the manufacturing of the product candidate has been successfully completed and the selection of the clinical research organization has been finalized.


ABOUT ALZHEIMER'S DISEASE

AD is a leading cause of death in older people. The disease is characterized by the progressive death of nerve cells in the brain, making it difficult for the brain's signals to be transmitted properly. A person with AD experiences problems with memory, judgment, thinking, and eventually with motor functions, which makes it hard for the person to participate in the day-to-day life.

According to the National Institute on Aging's "Progress Report on Alzheimer's Disease, 2000," AD is the most common cause of dementia among people aged 65 and older. It presents a major health problem for the United States because of its enormous impact on individuals, families, the health care system, and society as a whole. Scientists estimate that up to four and a half million people in the United States currently suffer with the disease and the prevalence (the number of people with the disease at any one time) doubles every five years beyond age
65. It is also estimated that approximately 360,000 new cases (incidence) will occur each year and that this number will increase as the population ages.


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In a 2000 report, the Biotechnology Industry Organization estimated that AD is becoming the most widespread and costly age-related disorder in the United States; the total cost of the disease has been estimated at $100 billion per year.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM) and Cerebril(TM) have completed a Phase II clinical trial for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy respectively.

For additional information on Neurochem, please visit our website at:
(www.neurochem.com).

1 - Mini Mental State Exam (MMSE): 19-25


2 - Mini Mental State Exam (MMSE): 13-18



3 - Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog). The ADAS-cog is a 70- point scale designed to measure, with the use of questionnaires, the progression and the severity of cognitive decline as seen in AD. The ADAS-cog scale quantifies the number of wrong answers. Consequently, a high score on the scale indicates a more severe case of cognitive decline. When analysing results, a negative score indicates the improvement of cognitive function and a positive score the deterioration of such function.

   The ADAS-cog has been validated by the regulatory authorities as the gold standard scale for the monitoring of cognitive function in AD patients. This scale is a compulsory parameter of efficacy when submitting for market approval of an AD drug to the authorities such as the Food and Drug Administration.

4 - n: number of patients per group.

5 - Stern, R.G., et al. Am.J.Psychiatry 151:3, March 1994.


This news release contains forward-looking statements regarding the potential for Alzhemed(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. For instance, Alzhemed(TM) may not show the same benefits, results or safety profile in later stage or larger scale clinical trials. Unexpected concerns may arise during clinical trials or in the course of developing Alzhemed(TM) which would delay the start of later stage or larger scale clinical trials. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.



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FOR FURTHER INFORMATION, PLEASE CONTACT:



Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com

Tel: (514) 337-4646
Fax: (514) 684-7972

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